WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
                              FAX: (212) 310-8007





                                 April 24, 2006




VIA EDGAR TRANSMISSION (CORRESP.)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549
Attention: Robert S. Littlepage, Accountant Branch Chief

                           Re:  Ulticom, Inc.
                                Item 4.02 Form 8-K
                                Filed April 17, 2006
                                File No. 000-30121

Dear Mr. Littlepage:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "Commission" or the "Staff") with respect to the above referenced Current Report on Form 8-K ("Form 8-K") of Ulticom, Inc. (the "Company") included in your letter dated April 18, 2006 (the "Comment Letter").

On behalf of the Company, we are writing to respond to the Comment Letter. Set forth below in bold are each of the comments in the Comment Letter. Immediately following is the Company's response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter.

1 TELL US WHEN YOU ANTICIPATE COMPLETION OF THE AUDIT COMMITTEE'S REVIEW AND THE FILING OF YOUR RESTATEMENTS.

          The Audit Committee has not yet completed its work or reached final conclusions and is still continuing its review, as it was at the time of the Form 8-K. The review is in its final stages, however, and the Company believes that it is likely that the review will result in a restatement of its financial statements. As disclosed in the Form 8-K, the Company's majority shareholder, Comverse Technology, Inc., has formed a special committee of its board of directors (the "Special Committee") to review its stock option grants. The Special Committee's findings regarding some of these grants could materially affect the Company's financial statements. The Special Committee has not provided the Company with any indication of when it anticipates completing its review. The results of the reviews by the Audit Committee and the Special Committee are likely to affect the nature and extent of any restatements and the amount of time and effort required by the Company to prepare any necessary restatements and for the Company's independent registered accounting firm to complete its review of such restatements. Completion of the Special Committee's review, the extent of its and the Audit Committee's findings and the procedures that will be required by the Company's independent registered accounting firm in connection with its review of any restatements are matters beyond the Company's control. Accordingly, the Company is unable at this time to reasonably estimate the time by which the Company will be able to file any restatements.

2 WHEN YOU AMEND YOUR PERIODIC REPORTS TO FILE YOUR RESTATED FINANCIAL STATEMENTS, DESCRIBE THE EFFECT OF THE RESTATEMENT ON THE OFFICERS' CONCLUSIONS REGARDING THE EFFECTIVENESS OF THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES. SEE ITEM 307 OF REGULATION S-K. IF THE OFFICERS CONCLUDE THAT THE DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE, DESPITE THE RESTATEMENT, DESCRIBE THE BASIS FOR THE OFFICERS' CONCLUSIONS.

          The Company will comply with the Staff's comment when it amends its periodic reports to file its restated financial statements.



     The Company's acknowledgment of the matters specified in the Comment Letter is attached to this letter as Exhibit A.

     If you or any other member of the Staff has any further questions or comments concerning the foregoing responses, please contact the undersigned at
(212) 310-8835.

                                                 Sincerely,

                                                 /s/  Robert L. Messineo

                                                 Robert L. Messineo


cc:      Shari Ness
         General Counsel
         Ulticom, Inc.

                                                                       EXHIBIT A

                                 [Ulticom logo]





                                 April 24, 2006


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549
Attention: Robert S. Littlepage, Accountant Branch Chief

                           Re:      Ulticom, Inc.
                                    Item 4.02 Form 8-K
                                    Filed April 17, 2006
                                    File No. 000-30121

Dear Mr. Littlepage:

     Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "Commission" or the "Staff") with respect to the above referenced Current Report on Form 8-K of Ulticom, Inc. (the "Company") in the letter dated April 18, 2006 (the "Comment Letter").

     As requested in the Comment Letter, the Company hereby acknowledges that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                               ULTICOM, INC.

                                               By:     /s/ Shari Ness
                                                      --------------------------
                                               Name:  Shari Ness
                                               Title: General Counsel

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